Fidelity National Financial
Barclays Americas Select
Franchise Conference
May 13, 2014

Filed by Fidelity National Financial, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended
Subject Company: Fidelity National Financial, Inc.
Commission File No.: 001-32630
Commission File No. for Registration Statement
on Form S-4: 333-194938

Legal Disclosures

This presentation may contain forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding our expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U. S. economy; our potential inability to find suitable acquisition candidates, acquisitions in lines of business that will not necessarily be limited to our traditional areas of focus, or difficulties in integrating acquisitions; our dependence on distributions from our title insurance underwriters as a main source of cash flow; significant competition that our operating subsidiaries face; compliance with extensive government regulation of our operating subsidiaries; and other risks detailed in the “Statement
Regarding Forward-Looking Information,” “Risk Factors” and other sections of the Company’s Form 10-K and other filings with the Securities and Exchange
Commission.
Important Information Will be Filed with the SEC
Fidelity National Financial, Inc. (“FNF”) has filed with the SEC a Registration Statement on Form S-4 in connection with the implementation of a tracking stock structure whereby the existing common stock of FNF would be reclassified into two new tracking stocks (the “Recapitalization”) pursuant to an amendment and restatement of the Certificate of Incorporation of FNF (the “Certificate of Incorporation”) including a preliminary Proxy
Statement/Prospectus.  The Registration Statement has not yet become effective.   Following the Registration Statement having been declared effective by the SEC, FNF plans to file with the SEC and mail to its stockholders a definitive Proxy Statement/Prospectus in connection with the Recapitalization.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS
AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY FNF, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY
CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by FNF through the web site maintained by the SEC at www.sec.gov or by directing a request to Fidelity National Financial, Inc., 601
Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, Telephone: (904) 854-8100.
FNF, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Recapitalization. Information regarding the directors and executive officers of FNF is contained in FNF’s Form 10-K for the year ended
December 31, 2013 and FNF’s 10-K/A filed on May 1, 2014, which are filed with the SEC.  A more complete description will be available in the Registration
Statement and the Proxy Statement/Prospectus.

Fidelity National Title Insurance Company
Commonwealth Land Title Insurance Company
Alamo Title Insurance
CHICAGO TITLE INSURANCE COMPANY
BLACK KNIGHT FINANCIAL SERVICES
SERVICELINK A BLACK KNIGHT COMPANY
CERIDIAN
COMDATA Payment Innovation
AMERICAN BLUE RIBBON HOLDINGS
J. ALEXANDER'S LLC
digital insurance
Remy
Cascade Timber

Fidelity National Financial - Overview

Fidelity National
Title Group
Black Knight Holdings, Inc (1)
FNF Core
Fidelity National Financial
Ventures (“FNFV”)
($1.35 billion in aggregate book value) (2)
Fidelity National Financial
(“FNF”)
(1)
FNF has a 65% ownership in Black Knight Financial Services, LLC and ServiceLink Holdings, LLC through Black Knight Holdings, Inc., a wholly owned subsidiary of FNF.
(2)
Book value as of March 31, 2014, including $100 mm cash investment from FNF.  Excludes Non-Controlling Interests and other comprehensive income at Ceridian and Comdata

Organization Structure

Chairman
Bill Foley
CEO
Randy Quirk
Black Knight
Holdings
Fidelity National
Title Group
Shared Services
Roger Jewkes
Erika Meinhardt
Mike Nolan
Tom Sanzone
Chris Azur
Tony Park
Peter Sadowski
Mike Gravelle
President
Brent Bickett
•
Core Operations
•
Portfolio Company
Investments
Mergers &
Acquisitions
Portfolio
Company
Investments

Black Knight Financial Services
• FNF closed the acquisition and reorganization of Lender Processing
Services, Inc. (“LPS”) into Black Knight Holdings in January 2014
–
Total consideration of approximately $3.4 billion, consisting of 25.9 million shares of FNF common stock and $2.5 billion in cash
–
Original cost synergy target of $100 million; increased target to $225 million in February
2014 and further to $290 million in April 2014
• Acquisition added complimentary mortgage technology solutions, data &
analytics products and real estate transaction services to FNF’s core real estate businesses
–
2013 pro forma combined core revenues of approximately $8 billion
(1)
• Strategy
–
Focus on successful integration and achievement of cost synergies
–
Drive organic growth
–
Identify investment opportunities in mortgage technology assets and data & analytics

(1) Represents pro forma 2013 core revenues from FNF of $6.0 billion plus old LPS 2013 revenues of approximately $2.0 billion

FNF Investment Highlights
• Nation’s leading provider of title insurance, technology and transaction services to the real estate and mortgage industries
–
Nation’s largest title insurance company with industry-leading margins
–
Leading provider of mortgage loan origination and servicing technology solutions and data & analytics products
–
Largest provider of centralized mortgage settlement services
–
Mix of cyclical and counter-cyclical services businesses
• Strong performance in sluggish market conditions
• Clear way to benefit from residential real estate recovery
• Solid balance sheet enables payment of cash dividend, repayment of debt, continued investment in core businesses and repurchase of shares
• Track record of creating value for shareholders

Fidelity National Title Insurance Company

CHICAGO TITLE INSURANCE COMPANY

Commonwealth LAND TITLE INSURANCE COMPANY

Alamo Title Insurance

BLACK KNIGHT FINANCIAL SERVICES

SERVICELINK A BLACK KNIGHT FINANCIAL SERVICES COMPANY

Leading Provider of Transaction Services and
Technology Solutions to the Real Estate and Mortgage
Industries
• Fidelity National Title Group is the nation’s
largest title insurance and escrow services
company
• FNT holds either the #1 or #2 market share
in 44 states
• #1 U.S. provider of mortgage servicing systems
• #1 U.S. provider of mortgage processing
services, default solutions and centralized
settlement services
• Largest combined real estate public records
and residential mortgage loans databases

•
Fidelity National Title Group
•
Black Knight Holdings

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FNF Core Product Offerings

FNF
CoreLogic Fiserv First American
Title Insurance
•
Underwriting
•
Escrow
•
Other real estate settlement services
Loan Origination Technology
•
Customer relationship management /lead management
•
Loan quality gateway
•
Enterprise loan origination system (LOS)
•
Small and mid-tier LOS
•
SaaS model
Mortgage Servicing Technology
•
Automated end-to-end servicing platform
•
Continuous compliance enhancement
•
Electronic loan boarding, accounting, investor reporting
•
Web-service enabled messaging gateway
Default Management Technology
•
Automated end-to-end default servicing
•
Processing, invoice and content management
Data & Analytics
•
Real estate property data and analytics
•
Mortgage loan data and analytics
•
Automated valuation models and behavioral models
Transaction Services
•
Appraisal/property valuation
•
Title insurance and loan closing
•
Flood certificate
•
Property inspections and preservation
•
Posting and publication
•
Foreclosure administration

FNF Core Operating Strategy
• Extend and leverage our technology-enabled solutions in the real estate industry
– Real Estate Transaction Services
– Loan Origination Technology Solutions
– Mortgage Servicing Solutions
– Default Management
– Data & Analytics
• Pursue growth initiatives in high recurring revenue and/or countercyclical products and services
• Continued powerful free cash flow generation
• Bring to market new innovative solutions
• Expand customer relationships and continue to cross-sell existing customers
• Aggressively manage costs as industry conditions evolve

Title Insurance Market Share Overview
Fidelity National Financial is the nation’s largest title company and escrow services group

Source: ALTA
Total
Direct
Agency
Others
12%
Old Republic
15%
FNF
35%
Stewart
12%
First American
26%
Others
9%
Old Republic
6%
FNF
45%
Stewart
12%
First American
28%
Others
14%
Old Republic
21%
FNF
28%
Stewart
12%
First American
25%

31%
24%
24%
21%
30%
21%
48%
29%
36%
30%
17%
34%
27%
32%
54%
15%
26%
30%
35%
28%
23%
30%
11%
27%
55%
43%
38%
33%
28%
39%
25%
40%
40%
29%
33%
34%
37%
31%
20%
46%
34%
44%
27%
46%
37%
35%
17%
35%
39%
30%
Market Share
#1
#2
#3
#4
(25)
(19)
(4)
(2)

Source: ALTA FNF Title Insurance Market Share by State 11

Title Operating Strategy
•
Continuously monitor operating metrics
–
Open and closed order counts, headcount, efficiency metrics
•
React quickly, utilize the “order lag” to our advantage
•
Slow to add headcount when volumes improve; aggressively
reduce headcount as order volumes decline
•
Management compensation heavily weighted to variable
incentives; bonus and commissions are a large part of
compensation
•
“Normalized” pre-tax margin of 15% – 20%

$2.0
$1.7
$1.4
$2.1
$1.8
1.3
1.2
0.9
1.5
1.1
0.7
0.5
0.5
0.6
0.7
$2.0
$1.5
$1.0
$0.5
$0.0
2009
2010
2011
2012
2013
Purchase
Refi

$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
$5.4
$5.2
$4.8
$5.6
$5.9
6.6%
7.7%
10.9%
14.1%
13.7%
2009
2010
2011
2012
2013

Title Operating Performance 13 Improving Performance Despite Sluggish Market $ trillions $ billions Mortgage Originations Title Revenue | Pre-tax Margin % Source: Mortgage Bankers Association

15,061
13,798
11,871
9,114
10,890
10,152
9,851
11,226
3,114
2,717
2,312
1,904
2,642
2,403
2,140
2,702
2,181
2005
2006
2007
2008
2009
2010
2011
2012
2013

Proven History of Managing Costs through
Origination Cycles

Total Originations
($ billions)
$3.0 $2.7 $2.3 $1.5 $2.0 $1.7 $1.3 $1.8 $1.8
Open Orders per
FTE (Monthly Avg)
17.2 16.4 16.2 17.4 20.2 19.7 18.1 20.5 16.2
Orders opened by direct title operations (thousands) Avg. Full-time employees (Direct title operations)
Orders Opened vs Head count

20%
15%
10%
5%
0
-5%
-10%
9.9%
4.2%
14.7%
7.8%
17.2%
10.4%
18.3%
10.9%
15.0%
7.9%
13.7%
7.7%
11.0%
3.7%
3.7%
-4.9%
-6.0%
-9.4%
6.6%
1.6%
7.7%
3.1%
10.9%
3.2%
14.1%
7.7%
13.7%
8.7%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
FNF
Other Competitor's Average

*Other competitors average includes First American, LandAmerica (through 2007), Stewart, and Old Republic; 2007 and 2008 include reserve strengthening charges for most companies
Industry Leading Margins
FNF Outperforms Peers in All Types of Markets

Black Knight and ServiceLink
• FNF owns 65% of Black Knight Financial Services LLC and ServiceLink
Holdings LLC, respectively, the former LPS and ServiceLink businesses

– Technology solutions, data and analytics products
•
$187 million in first quarter 2014 revenue
•
More than 50% of all mortgage loans in the U.S.
(by dollar volume) processed on servicing technology
•
More than 70% of all bankruptcy and foreclosures in
the U.S. processed using Black Knight technology
•
The nation's leading repository of loan-level residential mortgage data and performance information on nearly 40 million loans
– Mortgage and Real Estate Transaction Services
•
$215 million of first quarter 2014 revenue
•
Largest centralized title, closing and escrow services provider
•
Flood certifications
•
Leading appraisal management and valuation solutions provider
•
One of the largest providers of default-related services, including asset management, field services and sales and posting

Black Knight Operating Strategy
• Technology Solutions that Deliver Value
– Provide solutions that automate the client’s entire business process by delivering business process automation throughout loan lifecycle
•
Reduce cost; reduce risk; increase operational efficiency; improve quality
– Deliver exponential value to clients by offering suites of capabilities across all business channels
– Enhance current product lines by either acquiring market-leading products or jointly developing solutions in conjunction with world-
class clients
• Reduce Risk, Support Compliance
– Work closely with industry leaders and regulators
– Enhance platforms as regulatory changes are made
– Single solution offers greater compliance opportunities

ServiceLink Operating Strategy
• Committed to providing mortgage services that reduce risk, enhance quality and offer unmatched service
• Lead with our Serve-first culture in all of the businesses
–
Leverage operating efficiencies and our interactive, detail-oriented management approach
• Focused business leaders with deep industry experience
–
Delivering quality, compliance and exceptional customer service
–
Centralized sales leadership with specialists in each market (Originations,
Servicing and Default)
• Leverage technology, data and analytics assets to cross-sell and develop unique solutions to help our customers
• Continuously monitor operating metrics
–
Open and closed order counts, headcount, efficiency metrics

8.0
6.0
4.0
2.0
0.0
5.2 5.3 5.6 6.2 6.8 7.1 6.5 5.0 4.1 4.3 4.2 4.3 4.7 5.1
'00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13

4.0 million
July '07
1.9 million
December '13
5
4
3
2
1
0
'05 '06 '07 '08 '09 '10 '11 '12 '13
Source: National Association of Realtors

70% Refinance / 30% Purchase
Purchase $2,000 x .30 = $600
Refinance $1,000 x .70 = $700
Fee per File: $1,300

Fee per File increase: **31%**

70% Purchase / 30% Refinance
Refinance $1,000 x .30 = $300
Purchase $2,000 x .70 = $1,400
Fee per File: $1,700

Real Estate Market Overview

Source: National Association of Realtors
in millions
Existing Home Sales 2000 – 2013
Mix shift towards a resale driven market will increase fee per file
Housing Inventory

FNFV - Overview
•
In January 2014, FNF announced that it was creating a tracking stock called
Fidelity National Financial Ventures (“FNFV”) that will be distributed to FNF shareholders once all required regulatory and shareholder approvals are obtained, which are expected to be completed by June 30, 2014
At the time of distribution, FNFV will be a separate publicly-traded stock (FNFV: NYSE)
that will track and reflect the economic and financial performance of FNF’s portfolio company investments
The net book value of the portfolio company investments tracked by FNFV was $1.35 billion, including $100 million cash from FNF at closing, or $4.72 per FNF share, as of
March 31, 2014
FNF shareholders can expect to receive 1 share of FNFV for every 3 shares of FNF they hold prior to distribution; it is anticipated that FNFV will have approximately 95 million shares outstanding post-distribution
FNF management and Board of Directors will oversee the operations of FNFV
FNF expects modest incremental costs associated with accounting and regulatory fees to create and manage FNFV
FNF and FNFV stockholders have same voting rights on matters requiring FNF shareholder approval (e.g. voting rights pertaining to FNF Board Members, Auditors, Say-
on-Pay, etc.)

FNFV - Strategy
–
Ownership: Take meaningful minority or control positions in
quality companies that are well-positioned in their respective industries, run by best in class management teams and that
compete in industries that have attractive organic and add-on
M&A growth opportunities
–
Operations: Ability to leverage FNF’s operational expertise and track record of growing industry-leading companies including
FNF, FIS and LPS
–
Governance: Direct representation on the Board of Directors
and actively interface with company management
–
Monetization Strategies: Pursue liquidity events, including
public offerings, a sale to a third party or spin-offs, at the appropriate time given each investment’s unique attributes, but typically within 3 to 5 years of initial ownership

Cascade Timber
70% owned
CERIDIAN
COMDATA
Payment Innovation
digital insurance
100% owned
AMERICAN BLUE RIBBON HOLDINGS
55% owned
J. ALEXANDER'S LLC
87% owned
Remy

$332 mm
25%
(1)
FNFV Portfolio Company Investments –
$1.35 Billion Book Value
Other
(2)
$259 mm
19%
$332 mm
25%
(1)
$313 mm
23%
$148 mm
11%
$128 mm
10%
$68 mm
5%
$99 mm
7%
32% owned
32% owned
51% owned
Excludes other comprehensive income of ($76.8) million; Ceridian and Comdata are owned through a common holding company
(1)
(2)
Includes Stillwater Insurance Group, Triple Tree Holdings, Fidelity National Timber Resources, Fidelity National Environmental Solutions,
Northern California Mortgage Fund, FNF Imaging and Wine Direct and $100 mm cash from FNF

Remy	AMERICAN BLUE RIBBON HOLDINGS passion to serve	J. ALEXANDER'S LLC	digital insurance Simplifying the health care journey

Significant Portfolio Company Investments

Premier food service
company, operating
approximately 640 company
owned and franchise family
and casual dining restaurants
in more than 40 states
Nation’s leading employee
benefits platform specializing
in health insurance
distribution and benefits
management for small and
mid-sized businesses
$110 mm cash equity
investment; 55% ownership
position
$156 mm cash investment
(51% ownership), own
16.3mm shares with market
value of $400 mm+ as of
03/31/14 – trades on
NASDAQ under ticker
symbol “REMY”
Acquired in December 2012
for approximately $100 mm
Premier food service
company, operating 43
upscale dining restaurants
$90 mm cash equity
investment; 87% ownership
position
2013 revenue: $69 mm
2013 EBITDA: $16 mm
2013 EBITDA margin: 23%
2013 revenue: $189 mm
2013 Adj. EBITDA: $17 mm
2013 Adj. EBITDA margin: 9%
A leading worldwide
manufacturer,
remanufacturer and
distributor of starters
and alternators for light
vehicle and commercial
vehicle applications,
locomotive products and
hybrid electric motors
2013 revenue: $1.1B
2013 Adj. EBITDA: $139 mm
2013 Adj. EBITDA margin:
12.4%
Business
Description
Investment /
Current
Ownership
Summary
Financials
2013 revenue: $1.2B
2013 Adj. EBITDA: $66 mm
2013 Adj. EBITDA margin:
5.5%

Significant Portfolio Company Investments

A leading provider of
innovative payment
solutions, including
electronic payments and
fleet solutions
32% equity ownership
position through holding
company of Comdata;
combined Comdata/Ceridian
current $332 mm book
equity investment; $491
original combined cash
investment
32% equity ownership
position through holding
company of Ceridian;
combined Ceridian/Comdata
current $332 mm book
equity investment; $491
original combined cash
investment
2013 revenue: $581 mm
2013 EBITDA: $261 mm
2013 EBITDA margin: 45%
A leading provider of global
human capital management
solutions and payment
solutions
2013 revenue: $914 mm
2013 EBITDA: $186 mm
2013 EBITDA margin: 20%
Business
Description
Investment/
Current
Ownership
Financial
Information

Consolidated Selected Financial Highlights

2011 2012 2013 Q1 2013 Q1 2014
Revenue
$4,650 $5,509 $5,889 $1,385 $1,403
Other Revenue $150 $1,656 $2,676 $656 $686
FNF Consolidated Revenue $4,800 $7,165 $8,565 $2,041 $2,089
Adjusted EBITDA
(1)
$528 $852 $1,004 $220 $206
Pre-Tax Earnings $405 $835 $651 $137 ($79)
Adjusted Net Earnings
(1)
$390 $502 $509 $102 $84
Adjusted Diluted EPS
(1)
$1.75 $2.22 $2.17 $0.44 $0.30
Free Cash Flow
(2)
$74 $541 $382 ($59) ($98)
GAAP Net Earnings $369 $607 $402 $90 ($22)
GAAP Diluted EPS $1.65 $2.69 $1.71 $0.39 ($0.08)
(1) Adjusted EBITDA is adjusted for Realized gain/losses and Remy depreciation included in cost of sales. Adjusted EBITDA and Adjusted Net Income and Adjusted EPS  were adjusted for one time charges in 2013 of $17M related to Ceridian, LPS transaction costs of $16M, Severance and employment litigation payments of $30M and $204M of unusual or one-time costs and expenses, primarily related to the LPS acquisition in Q1 2014.
Adjusted net income also excludes purchase price amortization, net of tax, of $21M, $20M, $53M and $14M, for each of 2011, 2012, 2013 and Q1 2014, respectively.
(2) Free cash flow is calculated as cash flow from operations less capital expenditures and non-recurring payments. CapEx for each of 2011, 2012, 2013 and Q1 2014, respectively, was $36M, $79M, $145M and $28M.
Title Revenue

FNF Core - Selected Financial Highlights

2011 2012 2013 Q1 2013 Q1 2014
Revenue
Title Revenue $4,631 $5,494 $5,813 $1,353 $1,373
Investment Income &
Realized Gain/Loss
$151 $137 $156 $32 $30
Total Revenue $4,782 $5,631 $5,969 $1,385 $1,403
Adjusted EBITDA
(1)
$527 $803 $822 $179 $148
Pre-Tax Earnings $406 $669 $676 $146 ($100)
Adjusted Net Earnings
(1)
$304 $463 $479 $98 $74
Adjusted Diluted EPS
(1)
$1.36 $2.05 $2.05 $0.42 $0.26
Free Cash Flow
(2)
$74 $440 $323 ($59) ($39)
GAAP Net Earnings $283 $441 $436 $96 ($6)
GAAP Diluted EPS $1.27 $1.95 $1.86 $0.42 ($0.02)
(1) Adjusted EBITDA is adjusted for Realized gain/losses.  Adjusted EBITDA and Adjusted Net Income and Adjusted EPS were adjusted for one time charges in 2013 including LPS transaction costs of $16M and Severance and employment litigation payments of $30M and $$117M in unusual and one-time items primarily related to the LPS acquisition in Q1 2014. Adjusted net income also excludes purchase price amortization, net of tax, of $21M, $14M, $20M and $75M for each of 2011, 2012,
2013 and 2014, respectively.
(2) Free cash flow is calculated as cash flow from operations less capital expenditures. CapEx for each of 2011, 2012, 2013 and Q1 2014, respectively was $36, $36, $67M and $16M.

FNFV - Selected Financial Highlights

2011 2012 2013 Q1 2013 Q1 2014
Total Revenue $18 $1,535 $2,609 $656 $686
Adjusted EBITDA
(1)
$1 $50 $177 $41 $58
Pre-Tax Earnings ($1) $166 ($25) ($9) $21
Adjusted Net Earnings
(1)
$86 $39 $30 $4 $10
Adjusted Diluted EPS
(1)
$0.39 $0.17 $0.13 $0.02 $0.04
Free Cash Flow
(2)
$  - $101 $59 ($23) ($59)
GAAP Net Earnings $86 $166 ($34) ($6) ($16)
GAAP Diluted EPS $0.39 $0.73 ($0.14) ($0.03) ($0.06)
(1)
Adjusted EBITDA is adjusted for Realized gain/losses, Remy depreciation included in cost of sales and one time charges in 2013 of $17M related to Ceridian. Adjusted net income and Adjusted EPS also excludes purchase price amortization, net of tax, of $0M, $14M, and $42M for each of 2011, 2012 and 2013, respectively.
(2)
Free cash flow is calculated as cash flow from operations less capital expenditures. CapEx for each of 2011, 2012, and 2013, respectively was $0, $43, and $78M.  [Adds back non-recurring expenses]

Balance Sheet – March 31, 2014

FNF  Core FNFV
Inter-
Company
Total
Cash and Investments $4,297 $    480 $  (33) $4,744
Goodwill and Other Intangible Assets 5,390 982 - 4,657
Other Assets 2,409 1,168 - 2,206
Total Assets $12,096 $2,630 (33) $14,693
Notes Payable $   3,001 $376 (33) $  3,344
Reserve for title claim losses 1,680 - - 1,680
Other Liabilities 2,226 480 - 2,706
Total Liabilities 6,907 856 (33) 7,730
FNF Shareholders’ Equity 4,547 1,307 - 5,854
Non-controlling interests 642 467 - 1,109
Total Equity 5,189 1,774 - 6,963
Total Liabilities and Equity $12,096 $2,630 - $10,524

FNF Investment Highlights
• Nation’s leading provider of title insurance, technology and transaction services to the real estate and mortgage industries
–
Nation’s largest title insurance company with industry-leading margins
–
Leading provider of mortgage loan origination and servicing technology solutions and data & analytics products
–
Largest provider of centralized mortgage settlement services
–
Mix of cyclical and counter-cyclical services businesses
• Strong performance in sluggish market conditions
• Clear way to benefit from residential real estate recovery
• Solid balance sheet enables continued investment in core businesses, the ability to repay debt, payment of dividends and repurchase of shares
• Track record of creating value for shareholders